EXHIBIT 99.2

Driver Management Company LLC

October 29, 2019

Carissa L. Rodeheaver

Chairman of the Board, President & CEO

First United Corporation

19 South Second Street

Oakland, MD 21550

Dear Carissa,

I am looking forward to our meeting on October 31. Hopefully you will be prepared and able to answer the questions that I have already posed about First United’s 3Q19 earnings. I am sure that you take Regulation FD very seriously, so you may consider putting out some additional supplementary information publicly. I also have a number of questions about First United’s recently released investor presentation that I will list below so that you are fully prepared to answer them as well. I am going to publicly file this letter for the benefit of other investors with whom you may be meeting who are not as familiar with First United.

FUNC Total Shareholder Returns Relative To Peers

•	How is the period of your tenure as CEO relevant? Based on my review of First United’s publicly available information, you were a key member of the prior CEO’s management team and one of the key architects of the plan (the “Value Destruction Plan”) to (i) take on additional leverage to buy pooled trust preferred securities, (ii) buy loan participations and (iii) ramp up construction lending that led to significant losses in 2009 and 2010, regulatory intervention that resulted in the cessation of First United’s dividend and massive destruction of stockholder value. According to your biography in First United’s proxy statement, you have been a member of First United’s senior management team since January 2006. Since January 1, 2006 to the date we first publicly called for a sale of First United, First United has produced a total stockholder return of -0.48%.1 How is your tenure as CEO meaningfully different from the previous CEO? Given that a majority of the directors that were on First United’s board during the implementation of the Value Destruction Plan are still on the board, why would investors think anything has changed?

•	You show a 5 Year Total Shareholder Return for the period ending September 30, 2019 as 187.8% compared to 84.1% for the SNL U.S. $1b-$5B Bank Index. However, Total Shareholder Return for the five year period ending September 30, 2014 was negative 21.86% for First United compared to 66.70% for the SNL U.S. Bank $1B-5B Index. Why isn’t any recent outperformance simply an example of low base effect or reversion to the mean?

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1 All data is per S&P Global Market Intelligence unless otherwise noted.

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•	Somewhat similarly, on September 30, 2014, First United’s stock traded at 69.66% of tangible book value, compared to 161.04% for the SNL U.S. Bank $1B-5B Index. Could First United’s stock have outperformed simply because such a huge discount to both tangible book value and peer valuations was attractive to investors?

•	Driver first publicly called for a sale on March 26, 2019. What portion of First United’s stock price outperformance since then do you attribute to investors’ expectations that First United will maximize value in a sale?

•	What do you think might make First United’s stock price go higher still?

Key Initiatives and Strategic Priorities

•	All the items on this page seem terribly vague and, in some cases, impossible to tie to any type of quantifiable impact on profitability or stockholder value. For example, what is the financial benefit to “present imagery of being current and relevant for changing banking preferences?” Please explain how (and how much) each of these items will increase net income, return on equity, etc.

Branding & Customer Experience

•	Please provide the costs for the branding examples and lobby renovations shown as well as any quantifiable benefits therefrom.

•	How do you measure the return on investment for such projects and what type of cost/benefit analysis do you perform?

Our Dedicated Management Team

•	Please illustrate how management team members’ interests are aligned with stockholders.

Board of Directors

•	Please illustrate how directors’ interests are aligned with stockholders and disclose all directors’ transactions with First United.

•	With respect to Robert Kurtz, please explain how his role as Chief Risk Officer overseeing the Value Destruction Plan would not be a detriment to his qualifications to serve as a director.

Financial Highlights

•	How do the performance improvements shown compare to the SNL U.S. Bank $1B-5B Index? To the extent that you are comparing total stockholder return to that index, shouldn’t you compare these performance metrics as well?

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Asset Quality

•	Why do you note that were one non-performing loan excluded from NPAs/Total Assets, the percentage would be lower? Obviously, if you cherry-pick certain non-performing assets from the numerator of that fraction, the percentage will be lower—is there any special reason why investors should consider that non-performing asset differently from other non-performing assets?

•	What percentage of non-performing assets were loan participations? For those non-performing assets that were loan participations, for how many of those non-performing assets is First United (rather than the originating bank) controlling the recovery process?

•	How are recent net recoveries the product of a conservative credit culture? I would have thought a conservative credit culture would produce significantly lower levels of non-performing assets.

Industry Leading Deposit Franchise

•	Please provide detail regarding how branch rebranding initiatives have led to recent growth in deposits. How do you measure the impact of branch rebranding initiatives versus other variables such as cost?

•	What are your expectations regarding future deposit betas?

Pathway to EPS Growth

•	Please provide specific examples of the way these items might result in EPS growth. What is the order of magnitude of expected EPS growth and the time period for realization?

Investment Highlights

•	Why wouldn’t you list possible sale to maximize stockholder value? Based on conversations that I have had with investors who have reached out to me, it would appear than many investors have purchased First United’s stock based on the price that could be obtained in a sale.

Thanks in advance for your responses.

Talk to you soon,

Abbott Cooper

Managing Member

Driver Management Company LLC

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